Management Discussion and Analysis
                           For the three and nine months ended
September 30, 2011

General

The purpose of this Management Discussion and Analysis (“MD&A”) is to explain management’s point of view of Gold Standard Ventures Corp.’s (the “Company”) past performance and future outlook.  This report also provides information to improve the reader’s understanding of the financial statements and related notes, and should therefore be read in conjunction with the interim consolidated financial statements of the Company and notes thereto for the quarter ended September 30, 2011.  Additional information on the Company is available on SEDAR and at the Company’s website, www.goldstandardv.com.  The date of this MD&A is November 29, 2011.

Forward Looking Statements

Certain sections of this MD&A may contain forward-looking statements.  Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results.  The risks, uncertainties and other factors that could influence actual results are described in the “Risks and Uncertainties” section of this report.  The forward looking statements contained herein are based on information available as of November 29, 2011.

Nature of Business

The Company was incorporated on February 6, 2004 under the Business Corporations Act of British Columbia and is listed for trading on the TSX Venture Exchange.  On November 18, 2009, the Company consolidated its share capital on the basis of one new common share for every four existing common shares outstanding and changed its name from Devonshire Resources Ltd. to Gold Standard Ventures Corp.

Pursuant to an agreement dated May 26, 2010, on July 13, 2010, the Company acquired 100% of the issued and outstanding shares of JKR Gold Resources Inc. (the “JKR”) in exchange for 24,784,571 common shares and 1,410,000 units, with each unit entitling the holder to one common share and one share purchase warrant, of the common stock of the Company.  Legally, the Company is the parent of JKR; however, as a result of the share exchange described above, the former shareholders of JKR acquired 89% of the total issued and outstanding shares of the Company, and the control of the combined entity passed to the former shareholders of JKR.

The acquisition has been accounted for as a capital transaction in substance using accounting principles applicable to reverse acquisitions, with JKR being treated as the accounting parent (acquirer) and the Company being treated as the accounting subsidiary (acquiree).  The value of the shares on acquisition is based on the fair value of the net assets acquired of $3,141,153 with the net costs for recapitalization in the amount of $163,016 charged to equity.

Nature of Business - continued

Prior to the acquisition, the Company had issued 5,564,176 subscription receipts for proceeds of $3,616,715, which were held in escrow and released upon the completion of the acquisition.  Upon completion of the acquisition, the Company issued 5,564,176 units comprising of one common share of the Company and one share purchase warrant, entitling the holder to purchase an additional common share at a price of $1.00 for a period of two years.  These units along with the 24,784,571 common shares exchanged equal the total shares issued of 30,348,747.

For accounting purposes, JKR is considered to be the continuation of the consolidated entity, with the exception that the authorized and issued capital is that of the legal parent, the Company.

As a result of the acquisition, the Company currently holds a portfolio of projects totalling approximately 30,000 acres of prospective ground within North Central Nevada, US of which 12,545 acres comprise the flagship Railroad Gold Project. In August 2010, the Company acquired an additional mineral project, subject to a 4% net smelter royalty, a 100% interest in the Camp Douglas project consisting of 246 unpatented and 18 patented mineral claims comprising approximately 9,231 acres in the Walker Lane trend in Mineral County, Nevada US.

The Company now focuses on district-scale gold discoveries in Nevada, USA.

Results of Operations

All financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts are expressed in Canadian (“CDN”) dollars unless otherwise indicated. This is the third quarter that IFRS has been adopted and as such, some of the Company’s accounting policies have changed and the presentation, financial statement captions and terminology used in this MD&A and the accompanying unaudited interim consolidated financial statements differ from those used in all previously issued financial statements and quarterly and annual reports. The new policies have been consistently applied to all of the years presented in this MD&A and all prior period information has been restated or reclassified for comparative purposes unless otherwise noted. Further details on the conversion to IFRS are provided in this MD&A and in the notes to our unaudited interim consolidated financial statements for the quarter ended September 30, 2011. All information contained in this MD&A is current as of November 29, 2011 unless otherwise stated.

Results of Operations - continued

The following financial data, which has been prepared in accordance with IFRS, is derived from the Company’s unaudited interim consolidated financial information for the quarter ended September 30, 2011 and 2010:

	2011 $	2010* $
Revenues (interest income)	31,626	548
Total assets	25,409,323	13,512,933
Total liabilities	477,812	1,617,562
General and administrative expenses	(692,673)	(1,601,559)
Loss and comprehensive loss	(661,047)	(1,601,011)
Basic and diluted loss per common share	(0.01)	(0.05)
*Restated in accordance with IFRS

The Company’s projects are at the exploration stage and have not generated any revenues other than interest earned.

At September 30, 2011, the Company had not yet achieved profitable operations and has accumulated losses of $6,746,895 (September 30, 2010 – $2,723,751) since inception.  These losses resulted in a net loss per share for the quarter ended September 30, 2011 of $0.01 (September 30, 2010 - $0.05).

Expenses

The operating and administrative expenses for the quarter ended September 30, 2011 totalled $692,673 (September 30, 2010: $1,601,559), including share-based compensation issued during the quarter, valued at $13,662 (September 30, 2010: $1,214,358) calculated using the Black Scholes option pricing model. Comparatively, the major expenses for the quarter ended September 30, 2011 were management fees of $90,000 (September 30, 2010 - $85,001), professional fees of $124,877 (September 30, 2010 - $2,177), office expenses of $77,713 (September 30, 2010 - $49,603), consulting fees of $31,200 (September 30, 2010 - $1,000), investor relations of $64,992 (September 30, 2010 - $31,663) and regulatory and shareholder service of $18,943 (September 30, 2010 - $67,510).

Expenses - continued

The table below details the changes in major expenditures for the quarter ended September 30, 2011 as compared to the quarter ended September 30, 2010.

Expenses	Increase / Decrease in Expenses	Explanation for Change – Quarter Ended September 30, 2011 as Compared to Quarter Ended September 30, 2010
Management fees	Increase of $4,999	More activities during the quarter, including negotiating of contracts and agreements.
Consulting fees	Increase of $30,200	The Company has increased the number of consultants.
Professional fees	Increase of $122,700	Increase due to registration with the U.S. Securities and Exchange Commission which increased both legal and accounting fees.
Office expense	Increase of $28,110	Increased administration costs, office supplies and website development. Additional office in Nevada.
Regulatory and shareholders services	Decrease of $48,567	Decreased level of activity related to the private placements and share issuances.
Investor relations	Increase of $33,329	Hired additional investor relations firms to assist in promotion of the Company.
Travel expense	Increase of $56,384	Increased level of travel for mineral properties, site visits, and marketing.
Share-based compensation	Decrease of $1,200,696
During the quarter ended September 30, 2011, 50,000 stock options vested at a fair value of $13,662. Comparatively, 2,050,000 stock options were granted to directors, officers, consultants and employees for the quarter ended September 30, 2010.

Summary of Quarterly Results

The following selected quarterly consolidated financial information is derived from the financial statements of the Company.

	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter*
Three Months Ended	Sep 30, 11	Jun 30, 11	Mar 31, 11	Dec 31, 10
	$	$	$	$
Total Revenue	31,626	30,862	296	26
Net Loss	(661,047)	(1,127,987)	(1,515,060)	(1,015,720)
Loss per share-basic and diluted	(0.01)	(0.02)	(0.03)	(0.03)

	3rd Quarter*	2nd Quarter*	1st Quarter*	4th Quarter
Three Months Ended	Sep 30, 10	Jun 30, 10	Mar 31, 10	Dec 31, 09
	$	$	$	$
Total Revenue	548	0	0	14,602
Net Loss	(1,601,011)	(423,348)	(407,707)	(191,172)
Loss per share-basic and diluted	(0.05)	(0.02)	(0.02)	(0.01)
* Restated in accordance with IFRS

Summary of Exploration Activities

For the quarter ended September 30, 2011, the Company incurred $3,512,892 in deferred exploration and development costs. The total cumulative deferred exploration costs to date are summarized as follows:

	Crescent Valley	Railroad	Camp Douglas	Total
Property acquisition and staking costs	$457,830	$3,816,094	$-	$4,273,924

Exploration expenses
Assessment/Claim fees	208,884	193,681	86,347	488,912
Consulting	122,941	664,263	3,340	790,544
Data Analysis/Geological	18,222	103,299	109,054	230,575
Drilling/Site development	678,279	5,217,960	-	5,896,239
Lease payments	337,415	178,977	96,477	612,869
Legal fees for property acquisition	15,094	21,931	17,910	54,935
Sampling and processing	29,423	116,780	12,899	159,102
Travel	2,609	83,067	1,859	87,535

Cumulative deferred exploration costs
at September 30, 2011	$1,870,697	$10,396,052	$327,886	$12,594,635

Overview of Projects

General Overview

The Company intends to spend $8 million on exploration in 2011 using as many as five drills (three of them core) to advance the Company’s projects. The plan includes 14-18,000 meters of drilling in 25 to 30 holes with about 80% of the total directed to targets on the Company’s flagship Railroad project on the Carlin Gold Trend.

Highlights include:

•
Primary target: $6.5 million to be spent at Railroad. The main objective is to follow up the North Bullion Target zone discovery announced January 20, 2011. This drill target has the potential to blossom into a major, high-grade, Carlin-style deposit. Promising drill targets have also been located in the Railroad Fault zone and the historic Bullion Mining district. Exciting new target possibilities have also emerged in the data acquired from recent detailed gravity and soil sample programs. Targets generated by the same methods have resulted in major discoveries elsewhere in Nevada.

•
Secondary targets: A drill plan has been created and an NOI (Notice of Intent) will be submitted to drill the East Camp Douglas project beginning late 2011 and 2012.  An initial 10 to 12 holes are planned for bonanza vein gold-silver targets and a shallow, bulk disseminated gold zone at East Camp Douglas located near Mina, Nevada.; Two holes were drilled as an early-stage drill test on the Safford silver project, southwest of Carlin, Nevada.  An NOI has been submitted to and approved by BLM to drill 2 to 3 holes on the Robinson project south of Railroad.  It is expected this drilling will be conducted mid-2012.

•
This year to date, Gold Standard has completed 12 holes while drilling 16,455.5 feet (5,015.6m) of core and 9,432.5 feet (2,875m) of reverse circulation. Another 4 holes are in progress. Complete assays have been received for 8 holes. Assays are awaited for further 4 completed holes.

•
Drilling continues with three core rigs and two reverse circulation drills. Exploration at Railroad Property is in progress.  Target synthesis and development resulting from geological, geochemical and geophysical studies and assessment continue on an ongoing basis.  Associated with target assessment is the requirement to evaluate, acquire and control additional mineral rights as target opportunity indicates this portion of the program will cost about $1.5 million.

•
Target assessment with drilling is the primary cost of the exploration program.  It is anticipated that 15 to 20 holes will be drilled in 2011 for a total of about 25,000 feet.  About 75% of this footage will be drilled with core.  The estimated cost of this drilling is about $6 million.  Drilling is largely seasonal from the June to December period of time.  Some drilling may be extended in portions of the property with the use of a tracked drill.

Subsequent to the 3rd quarter:

The Company announced on November 15, 2011 it has completed 12 holes while drilling 16,455.5 feet (5,015.6m) of core and 9,432.5 feet (2,875m) of reverse circulation. Another 4 holes are in progress. Complete assays have been received for 8 holes. Assays are awaited for another 4 completed holes. Drilling continues with three core rigs and two reverse circulation drills. Drill productivity has improved from earlier in the season but assaying has been much slower than expected due to abnormally high volumes at Nevada’s reputable independent labs.

Drill intercepts to date indicate: (1) unusually thick sections of exactly the same geology and style of mineralization which mark the best gold deposits in the northern part of the Carlin Trend; (2) very long runs of pervasive gold values which have been increasing in grade as the program advances; and (3) some localized assays as high as 4 g/t which suggest proximity to feeder structures.

Overall, results to date indicate that drilling is successfully narrowing the search for high-grade feeder zones within the project’s very large areas of prospective geology and mineralization. Core samples now in for assay are expected to provide valuable additional information to assist in this search. Phase II follow-up on one potential feeder zone target is now underway and is focused on intersecting the projected location of higher grade features alongside faults which would have acted as the sources for the pervasive mineralization. Angled holes are being used in this next phase of the drilling.  Early stage Phase one drilling continues to significantly laterally expand the North Bullion Target area to the north and the west.

Crescent Valley North Project (CVN)

The CVN Project is an early exploration stage low-sulfidation epithermal, quartz vein and stockwork gold property located in Eureka County, Nevada. The CVN Project is located 15 miles south-southwest of the town of Carlin and 35 miles southwest of Elko within volcanic rock hosted bonanza vein belt between the Carlin and Battle Mountain- Eureka gold trends in north-central Nevada.   The property is on the south and west sides of Iron Blossom Mountain in the northern Cortez Range and covers the western range front. The claim block encompasses about 5.3 square miles and is 19 miles south-southwest of Barrick’s Goldstrike pit and 30 miles northeast of Barrick’s Pipeline pit.  A technical report dated November 9, 2009 (revised March 4, 2010 and May 11, 2010) in compliance with NI-43-101 on the Crescent Valley Project and authored by Dwight S. Juras, P.G., M.S., Ph. D, and Michael B. Jones, Ph.D is available on SEDAR at www.sedar.com.

Crescent Valley North Project (CVN) - continued

In September 2009,   JKR entered into an option agreement to acquire a 100% interest in four lease agreements, collectively known as the Crescent Valley North property ("CVN") from Aurelio Resources Corporation ("Aurelio").  In order to earn the interest, the Company must complete the following by August 2012:

•	Pay Aurelio US$100,000 and reimbursement of US$16,567 of closing costs (paid)
•	Issue 600,000 common shares to Aurelio (issued at a value of $228,000)
•	Pay Aurelio US$100,000 on or before August 31, 2010 (paid)
•	Incur exploration expenditures of US$1,500,000 on or before August 31, 2012, with the Company having the option of making a cash payment to Aurelio of any shortfall
•	Assume the obligations on each of the four underlying lease agreements

The underlying lease agreements consist of the Mathewson Lease (“Mathewson”), the WFW Lease (“WFW”), the KM/IC Lease (“KM/IC”), and the KM/RC Lease (“KM/RC”).  There are annual lease payments associated with the underlying leases, which are due upon each lease anniversary date respectively.

Aurelio also has a 1% net smelter royalty (“NSR”) on each of the four properties.  The Mathewson lease, KM/IC lease and KM/RC lease are each subject to a 4% NSR, of which 2% can be bought down on a sliding scale dependent on the price gold.

The WFW lease is subject to a 3% NSR, of which 2% can be bought down on a sliding scale dependent on the price of gold.

The Mathewson lease, KM/IC lease and KM/RC lease are held by an officer and director of the Company.

Drilling and Exploration:

During the third quarter, target assessment at the CVN Project is ongoing and includes additional geological and geochemical studies and assessment.  Approximately four to five combined RC and core holes are planned to be drilled when conditions permit early in 2012. The total budget for this portion of the program is about $1 million.

In 2011, the Company intends to map the geology of and appropriately sample the entire claim block and conduct additional scoop sampling over areas that have not been sampled and where there are essentially no outcroppings to sample. This is an effective tool in identifying, but not quantifying geochemical anomalies. Follow-up of the scoop samples with detailed soil sampling may be warranted to additionally define the geochemical anomalies. The Company also intends to drill test the main range-front chalcedony/quartz breccia-veining further down dip. The exposed and previously drilled portions of the veining fit into the exploration model above the expected level of gold mineralization. Drill holes need to reach at least 1,200 feet below surface to test the model depth of expected gold if the gold precipitated under hydrostatic conditions. If the system sealed itself, the depth to gold could be greater.

Safford (WFW) Project

The Safford project is located just to the north of the CVN project and is adjacent to and southeast of the Barth iron deposit.  The Barth iron deposit, comprised of massive hematite has been theorized to either be a skarn or IOCG style deposit.  Safford mineralization is comprised largely of silver and copper mineralization in shear zones and siliceous, baritic, sulfidic breccias.  The Safford project is wholly owned by the Company subject to a 3% underlying NSR.

The Company drilled two angle core holes through and below the downward and on-strike extension of mineralization below the 1880’s mining that reached a maximum of 150 feet below surface, assay results are in the process of being evaluated.

Fifty eight new claims have been acquired by two lease agreements covering prospective target areas west and south of Safford.  The Zenoli and Iron Blossom acquisitions are subject to a 3% NSR, each with a 1% buydown for $300,000.

Robinson Creek (KM/RC) Project

The Robinson Creek project is a very early stage exploration project located in the Pinion Range, Elko County, Nevada approximately 6 miles south of the Railroad project.  The land position comprised of 91 unpatented lode claims.  The Company controls the mineral rights subject to a 4% NSR with a 2% buydown.

East Bailey (KM/IC) Project

The East Bailey project is an early stage exploration opportunity with Carlin-type gold deposit characteristics.  The East Bailey project is located about 2 miles south of the Robinson Creek project.  The land position is comprised of 88 unpatented lode claims.  This project is wholly owned by the Company subject to a 4% NSR with a 2% buydown.

Railroad Project

The Railroad Project is located within the northern Piñon Range about 30 miles southwest of Elko, Nevada, located at the southeast end of the Carlin Gold Trend adjacent to, and south of Newmont’s Rain mining district. A technical report on the Railroad Project, dated May 9, 2010, authored by Ernest L. Hunsaker III., is available for review under the Company’s profile on SEDAR at www.sedar.com.

Railroad Project - continued

In August 2009, JMD and its subsidiary GSV USA entered into an agreement to acquire a 100% interest in certain claims comprising the Railroad Property in Nevada from Royal Standard Minerals, Inc (“RSM”) and its subsidiaries.  The Railroad property is subject to three underlying lease agreements as follows:

a.
Aladdin Sweepstakes Consolidated Mining Company (“Aladdin”) Lease/Purchase Agreement dated August 1, 2002; whereby RSM was granted the option to purchase the property on or before August 1, 2009 for a lump sum payment of US$2,000,000 less any lease payments as credits towards the payment, subject to a retained 1% NSR.  As of August 2009, RSM had made total lease payments of $235,000.

b.
Tomera Mining Lease dated January 22, 2003, which is subject to annual lease payments and expiring in January 2011. This lease is also subject to a 5% NSR.  The lease was not extended in January 2011 but was replaced with five separate leases which were entered into in September 2010.

c.	Sylvania Mining Lease Agreement dated December 1, 2005 which is subject to annual lease payments and expiring in December, 2021. This lease is also subject to a 5 % NSR.

To acquire the interest in the Railroad property, JMD must:

•	Pay the remaining balance of US$1,765,000 to Aladdin (paid)
•	Pay US$1,200,000 to RSM (paid by JKR prior to acquisition of JMD)
•	Pay the final lease payment of US$31,800 on the Tomera Mining Lease (paid)
•	Pay the 2009 lease payment of US$8,000 on the Sylvania Mining Lease (paid)
•	Pay the 2010 lease payment of US$8,000 on the Sylvania Mining Lease (paid)
•	Pay future annual lease payments under the Sylvania Mining Lease of US$20,000 per annum until 2020.

In November 2009, JKR acquired JMD and thereby acquired the rights to the Railroad property.

RSM will retain a 1% NSR on the entire property and certain claims are subject to a 1.5% Mineral Production Royalty payable to Kennecott Holdings Corporation.

In September 2010, the Company entered into five mining lease agreements to acquire additional parcels of private surface and mineral rights properties contiguous with the Railroad property and are subject to annual lease payments.

Of the five mining lease agreements, three lease agreements are subject to a 5% NSR. One of these three lease agreements has a buy-down right of 1% for US$1 million in year five and a further 2% for US$3 million in year eight. The lease payments are required to be paid on each agreement’s anniversary date to keep the exploration rights in effect.

Railroad Project – continued

Drilling and Exploration:

This year to date, Gold Standard has completed 12 holes while drilling 16,455.5 feet (5,015.6m) of core and 9,432.5 feet (2,875m) of reverse circulation. Another 4 holes are in progress. Complete assays have been received for 8 holes. Assays are awaited for another 4 completed holes. Drilling continues with three core rigs and two reverse circulation drills. A second reverse circulation drill will be added to the program shortly. Drill productivity has improved from earlier in the season but assaying has been much slower than expected due to abnormally high volumes at Nevada’s reputable independent labs.

Drill intercepts to date indicate: (1) unusually thick sections of exactly the same geology and style of mineralization which mark the best gold deposits in the northern part of the Carlin Trend; (2) very long runs of pervasive gold values which have been increasing in grade as the program advances; and (3) some localized assays as high as 4 g/t which suggest proximity to feeder structures.

Overall, results to date indicate that drilling is successfully narrowing the search for high-grade feeder zones within the project’s very large areas of prospective geology and mineralization. Core samples now in for assay are expected to provide valuable additional information to assist in this search. Phase II of this year’s program, now underway, is focused on intersecting the projected location of higher grade features alongside faults which would have acted as the sources for the pervasive mineralization. Angled holes are being used in this next phase of the drilling.

The 25 square mile Railroad Project contains three currently identified major targets, all three of which are being tested in this year’s drilling: the North Bullion target; the Railroad Fault target and the Historic Bullion target area.

One reverse circulation drill and two core drills are continuing to drill on the North Bullion target zone.  Positive drill results obtained in 2010 provided the impetus for Gold Standard’s decision to focus its 2011 drilling in this area.  Drilling has been difficult and slow.  The upper portions of the prospective rock units lie at depths of 500 to 800 feet from surface where high pressure artesian water-flow makes these holes difficult to advance and maintain.  Nonetheless, core recovery has been excellent within the mineralized sections.

Six holes have been completed and fully assayed so far this year for the North Bullion target.  Vertical hole RR11-03 (pre-collared using an RC rig and completed with core) intersected 730 ft of 0.018opt gold (222.5 meters of 0.619g/t), including 95 feet of 0.061 opt gold (29.0 meters of 2.08 g/t) with local assays of plus 4.0 g/t.  This is an exceptionally thick interval of flat-tabular-style mineralization within locally silicified, baritic sandstones, mudstones, and dolomitized limestone collapse breccias...exactly the environment in which large Carlin deposits such as Gold Quarry, Gold Strike and Meikle are found. This intercept likely represents the peripheral halo to higher-grade gold mineralization.

Railroad Project – continued

“We believe we have identified the approximate location of the north-south trending North Bullion Fault zone on the eastern flank of the thick, low-grade peripheral gold mineralization we have intersected in several holes.  Based on what we have seen so far, this potential high-grade target zone has all the right features…very complex, highly altered, gold-bearing, collapse and tectonically created breccias with an associated large fault.  We have reconfigured our program to provide an assessment of this zone with angled core drilling.  We also continue to pursue the broader North Bullion target zone northward and westward seeking additional feeder structures.  We have much yet to accomplish this season and will likely continue drilling into early next year,” states Vice President of Exploration, Dave Mathewson.

One core drill is engaged drilling the Railroad Fault target.  The Railroad Fault target is an analog to Newmont’s productive Rain Fault zone immediately to the north.  The Railroad Fault target lies along the flank and just to the north of Gold Standard’s POD gold deposit.  The first hole into this target, RR11-06, directed -60° northward, has been completed with assays.  A low-grade, oxide zone of 0.008opt gold was encountered from 570 to 720 feet.  The host material consists of very gossanous clay-gumbo with myriad fragments of jasperoid and barite.  This zone is underlain by highly brecciated Devils Gate limestone similar to Rain. In addition, intervals of moderately to strongly anomalous silver (0.2 to 4 opt), copper (0.03 to 0.1%), lead (0.02 to 0.1%), zinc (0.1 to 0.5%), nickel (0.1 to 0.2%), and cobalt (100-700 ppm), have been encountered in this hole.  Follow-up hole RR11-11 drilled at -45° from the same site has just been completed but not assayed.

Three holes have been completed within the Historic Bullion target area.  Complete assay results are available for two of the holes and are reported in the accompanying table.  Hole RRB11-02 contained multiple intercepts of base metals and silver.  This general target area is in the very earliest stage of drill assessment.

Summary of 2011 drill results:

Assay intervals include all intervals of 6.09 metres or greater thickness and a cut-off of 0.28 g/t or greater.

North Bullion Fault Zone:

HOLE #	TD (M)	FROM (M)	TO (M)	INT. (M)	GOLD (G/T)	OTHER	INT. (FT)	GOLD (OZ/ST)
RR10-5 (RC & core) vertical	413	No significant assays
RR10-16 (RC & core) vertical	488	245.4 266.7	248.4 272.8	3.0 6.1	1.2 g/t 1.1 g/t		10 20	0.035 0.032
RR11-01 (RC & core) vertical	415	Assays are pending

HOLE #	TD (M)	FROM (M)	TO (M)	INT. (M)	GOLD (G/T)	OTHER	INT. (FT)	GOLD (OZ/ST)
RR11-02 (RC & core) vertical	588	472.4 515.1 527.3 538.0	475.5 521.2 530.4 541.0	3.1 6.1 3.1 3.0	0.515 g/t 1.82 g/t 0.344 g/t	1.7 oz/st Ag	10 20 10 10	0.015 0.053 0.01
RR11-03 (RC & core) vertical	541 Incl	175.3 285.0 307.8	397.8 365.8 336.8	222.5 80.8 29.0	0.619 g/t 1.13 g/t 2.08 g/t		730 265 95	0.018 0.033 0.061
RR11-04 (RC & core) vertical	585	443.5	445	1.5		37.9 oz/st Ag	5
RR11-05 (RC & core) vertical	Drill Hole in progress
RR11-08 (RC & core) Vertical	Drill Hole in progress
RR11-12 (RC)	Drill Hole in progress

Railroad Fault Zone:

HOLE #	TD (M)	FROM (M)	TO (M)	INT. (M)	GOLD (G/T)	OTHER	INT. (FT)	GOLD (OZ/ST)
RR11-06 (core) -60 deg	398 incl	173.7 179.8	219.5 219.5	45.8 39.7	0.281 g/t (oxide)	13 g/t Ag	150 130	0.008
RR11-11	353.8	Assays are pending
RR11-13	Drill Hole in progress

Central Bullion District

HOLE #	TD (M)	FROM (M)	TO (M)	INT. (M)	GOLD (G/T)	OTHER	INT. (FT)	GOLD (OZ/ST)
RRB11-01 (core) -60 deg	457	No significant assays
RRB11-02 (core) vertical	568	8.4 193.6 252.0 393.9 451.0	13.9 198.3 256.0 395.7 455.3	5.5 4.7 4.0 1.8 4.3		2.45 oz Ag/st 0.59% Cu 1.53% Pb 4.41% Zn 2.06 oz Ag/st 0.94% Cu 0.52 oz Ag/st 0.52% Cu 1.06 oz Ag/st 1.55 oz Ag/st	18 15.5 13 6 14
RRB11-03 (core) -70 deg	326	Assays are pending
RRB11-04		Hole RRB11-04 suspended for 2011, will be continued in 2012

Railroad Project – continued

All drill hole assays are weighted averages and data is insufficient to determine true widths on mineralized zones. Gold assays were completed by ALS Minerals, ALS Canada Ltd using 30 gram charge, fire assay, with ICP final. QA/QC includes insertion of blanks, duplicates, and standards into submitted sample batches. These results are continuously evaluated to insure reliable sample preparation in Elko, Nevada and assayed consistency in Reno, Nevada and/or Vancouver, B.C.  In addition to the above drill program, the Company is continuing with target development elsewhere on the Railroad Project. An additional 457 stations have been added to the existing 2,435 stations to comprise a total of 2,892 gravity readings over the 25 square mile land position (inclusive of the Additional Railroad Leases).  These stations were obtained in the northern portion of the Railroad Project, particularly the 4 sections leased from Newmont, in order to help define target opportunities on recently acquired properties and where existing surface geochemistry suggested target potential.  In addition to the gravity assessment, an additional 1,433 soil samples were obtained from specific potential areas of target opportunity.  All this data will be integrated into the existing database for the purpose of target synthesis. Six large areas of target opportunity have been identified within the Railroad Project to date. Only the North Bullion fault zone target has, to date, received significant drill assessment.

Newmont Lease

In May 2011, the company entered into a “Minerals Lease and Agreement” to lease four sections of land totalling 2,560 acres (the “Newmont Lease”) from Newmont USA Limited, a Delaware corporation doing business in Nevada as Newmont Mining Corporation. Two of the four sections are staked public lands which carry no underlying royalty. The other two sections are private surface and minerals lands subject to an underlying 5% net smelter royalty (NSR).  With this acquisition, we own or control 25 square miles, or more than 14,000 acres, of prospective target area on the prolific Carlin Gold Trend.

The Newmont Lease lies between the Rain mining district to the north and the Railroad district controlled by us.  Our North Bullion fault target is immediately south and east of the east flank of the Newmont Lease. Holes drilled by us in 2010 on the North Bullion fault target encountered thick intercepts of 1+ g/t gold. This acquisition allows us to expand our assessment of this target to the west and potentially develop new targets.

Under the terms of the Newmont Lease, we will be subject to escalating yearly work commitments in the aggregate amount of US $2.5 million over a period of six years with a minimum of $100,000 in year two. The first year is free of spending commitments and we will incorporate this area in a detailed structural mapping program of the district.

Newmont Lease - continued

Newmont has a first back-in right exercisable on or before delivery of a positive feasibility study, enabling Newmont to earn a 51% interest in the Newmont Lease by incurring expenditures totalling 150% of our expenditures. If Newmont fails to exercise its first back-in right, it will deed the claims and assign the leases on the fee lands to us in exchange for our executing a royalty deed conveying a 3% NSR on the claims and a 1% NSR on the fee lands to Newmont. Any royalty payable to Newmont would be net of any underlying royalties, subject to a minimum 1% NSR. If Newmont exercises its first back-in right, it will be entitled to a second back-in right to earn an additional 19% interest in the Newmont Lease (70% in total) by expending an additional 100% of our expenditures.  Upon completion of the second back-in right, we will enter into a joint venture with Newmont for further exploration and development of the Newmont Lease on the basis of a 70% interest to Newmont and 30% interest to us.

Camp Douglas Project

The Camp Douglas Project consists of 18 patented mineral claims, 246 unpatented mineral claims and one fee parcel totalling approximately 9,231 acres in the Walker Lane Trend in Mineral County, Nevada.

In August 2010, the Company entered into a mining lease and option to purchase agreement with Diversified Inholdings, LLC, a US company, to acquire, subject to a 4% net smelter royalty, a 100% interest in the Camp Douglas project.  Under the terms of the agreement, the Company is to pay cumulative lease payments of US$550,000 and incur exploration expenditures of US$900,000 by August 2018.  Further lease payments and annual expenditures will be subject to negotiation.

The Company has the option to purchase a 100% interest in the property for an amount of US$100,000. The Company may exercise the option only after it commits to commence development of a mine or mining on the property and completes a feasibility study for development of a mine or mining on the property.

Future Developments

Starting in late 2011 or early 2012, we intend to conduct an early-stage, core drilling assessment of several targets that have been identified by geological and geochemical assessment in conjunction with a detailed dipole IP survey.

Liquidity, Financial Position and Capital Resources

The Company has no known mineral resources and is not in commercial production on any of its properties and accordingly, the Company does not generate cash from operations.  The Company finances development and exploration activities by raising capital from equity markets from time to time.

As at September 30, 2011, the Company’s liquidity and capital resources are as follows:

	September 30, 2011	December 31, 2010
	$	$
Cash	12,448,788	4,109,636
Receivables	155,577	49,370
Prepaid expenses	96,994	51,453
Total current assets	12,701,359	4,210,459
Payables and accrued liabilities	477,812	1,274,037
Shareholders loan	3,755	3,755

The Company’s operations consist of acquisition, maintenance and exploration of mining properties, including actively seeking joint venture partners to assist with exploration funding.  The Company’s financial success will be dependent on the extent to which it can discover new mineral deposits.

As at September 30, 2011, the Company had a cash position of $12,448,788, consisting mainly of proceeds from private placements in March 2011 and the exercise of warrants and options. As at September 30, 2011, the Company has surplus working capital position of $12,223,547.

Financings and Capital Structure

During the quarter ended September 30, 2011, the Company:

i.	received proceeds of $65,000 from exercise of 100,000 stock options. Also, 50,000 stock options vested at a fair value of $13,662.

ii.	received proceeds of $1,090,635 from the exercise of 1,880,759 share purchase warrants.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Related Party Transactions

During the nine months ended September 30, 2011, the Company entered into the following transactions with related parties, not disclosed elsewhere in these financial statements:

i.
Incurred management fees of $130,000 (September 30, 2010 - $111,905) to a company controlled by a director and officer of the Company. As at September 30, 2011, $27,861 (December 31, 2010 - $25,740) was included in accounts payable and accrued liabilities. An advance of $16,750 (December 31, 2010 - $Nil), on account of future expenses and fees was included in prepaid expenses.

ii.
Incurred management fees of $78,000 (September 30, 2010 - $54,000), secretarial fees of $9,000 (September 30, 2010 - $Nil) and rent expense of $55,182 (September 30, 2010 - $Nil) to a company controlled by a director and officer of the Company. As at September 30, 2011, $15,000 (December 31, 2010 - $33,390) was included in accounts payable and accrued liabilities. An advance of $16,913 (December 31, 2010 - $Nil), on account of future expenses and fees was included in prepaid expenses.

iii.
Incurred management fees of $54,000 (September 30, 2010 - $36,000) and professional fees of $41,000 (September 30, 2010 - $Nil) to companies controlled by an officer of the Company. As at September 30, 2011, $Nil (December 31, 2010 - $18,900) was included in accounts payable.

iv.
Incurred salaries, included in mineral property costs, of $110,295 (September 30, 2010 - $116,899) to a director and officer of the Company. As at September 30, 2011, $5,256 (December 31, 2010 - $4,403) was included in accounts payable for fee and expense reimbursements.

v.	Amounts due to shareholders are unsecured, non-interest bearing and have no fixed terms of repayment. As at September 30, 2011, there is a balance outstanding of $3,755 (December 31, 2010 - $3,755).
vi.
In March 2011, the Company granted to a director and officer an NSR of 0.5% to 1% on all properties staked by him and acquired by the Company subject to certain provisions including a buy-down provision of $500,000 per 0.5%.

Summary of key management personnel compensation:

	For the nine months ended September 30,
	2011	2010
	$	$
Management fees	262,000	201,905
Professional fees	41,000	-
Secretarial fees	9,000	-
Salaries and wages	110,295	116,899
Share-based compensation	589,111	770,081
	1,011,406	1,088,885

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

Risks and Uncertainties

The principal business of the Company is the exploration and development of mineral properties.  Given the nature of the mining business, the limited extent of the Company’s assets and the present stage of exploration, the following risks factors, among others, should be considered.

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain economically recoverable reserves and, therefore, does not generate any revenues from production.  The recovery of expenditures on mineral properties and the related deferred exploration expenditures are dependent on the existence of economically recoverable mineralization, the ability of the Company to obtain financing necessary to complete the exploration and development of the mineral properties, and upon future profitable production, or alternatively, on the sufficiency of proceeds from disposition.  Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive.  There is no assurance that exploration efforts will be successful.

Since the Company does not generate any revenues from production, it may not have sufficient financial resources to undertake by itself all of its planned mineral acquisition and exploration activities.  Operations will continue to be financed primarily through the sale of securities, such as common shares.  The Company will need to continue its reliance on the sale of such securities for future financing, which may result in dilution to existing shareholders.  In addition, the amount of additional funds required may not be available under favourable terms, if at all, and will depend largely on market conditions.

Critical Accounting Estimates

The preparation of the Financial Statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, as well as the reported revenues and expenses during the reporting period. Based on historical experience and current conditions, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates, and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management’s application of accounting policies. Critical accounting estimates are those that affect the interim consolidated financial statements materially and involve a significant level of judgment by management.

A detailed summary of the Company’s significant accounting policies is included in Note 2 to the interim consolidated financial statements for the quarter ended September 30, 2011.

Disclosure of Data for Outstanding Common Shares, Options and Warrants

As at November 29, 2011, the Company had 60,676,852 common shares outstanding. The Company also had a total of 12,973,784 warrants and 4,035,000 stock options outstanding.

Corporate Governance

The Company’s Board and its committees substantially follow the recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The current Board is comprised of 6 individuals, 3 of whom are neither executive officers nor employees of the Company and are unrelated in that they are independent of management. The Audit Committee is comprised of 3 directors, 2 of whom are independent of management.

Escrowed Shares

As at September 30, 2011, the Company has 7,099,723 shares subject to escrow pursuant to the requirements of the TSX-V, which will be released in increments over the next two years.

Transition to International Financial Reporting Standards (“IFRS”)

IFRS represents standards and interpretations approved by the International Accounting Standards Board (“IASB”), and are comprised of IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) or the former Standing Interpretations committee (“SICs”).

Effective January 1, 2011, the Company prepares its financial statements in accordance with IFRS. The comparative financial information of 2010 in the MD&A has also been restated to conform with IFRS. This MD&A should be read in conjunction with Note 16 “First Time Adoption of IFRS” of the Company’s interim consolidated financial statements for the quarter ended September 30, 2011.

To transition from Canadian GAAP to IFRS, the main adjustments include:

a)	Deferred tax on mineral properties

Under Canadian GAAP, the Company recorded future income taxes on temporary differences arising on the initial recognition of the Railroad Project property interest in a transaction which was not a business combination and affected neither accounting profit (loss) nor taxable profit (loss). IAS 12, Income Taxes ("IAS 12"), does not permit the recognition of deferred taxes on such transactions.

As of September 30, 2010, the Company derecognized the impacts of all deferred taxes which had previously been recognized on the initial acquisition of mineral properties through transactions not considered business combinations and affecting neither accounting profit (loss) nor taxable profit (loss).

b)	Share-based payments

The Company grants stock options that have a graded vesting schedule. Under IFRS, the Company treats each installment as its own award. Therefore, each installment is measured and recognized separately.

On transition to IFRS the Company will adjust share-based payments whereby amounts recorded for expired unexercised stock options are transferred to deficit. Previously, the Company’s Canadian GAAP policy was to leave such amounts in contributed surplus.

c)	Reserves

Under Canadian GAAP, amounts recorded in relation to the fair value of stock options granted and warrants issued were recorded to contributed surplus.  Under IFRS, these amounts have been reclassified as reserves.

Other MD&A Requirements

Additional information relating to the Company may be found on or in:
•	SEDAR at www.sedar.com,
•	the Company’s Annual Information Form,
•	the Company’s audited consolidated financial statements for the year ended December 31, 2010.

This MD&A has been approved by the Board on November 29, 2011.

Form 52-109FV2
Certification of interim filings - venture issuer basic certificate

I, Jonathan Awde, CEO, Gold Standard Ventures Corp., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Gold Standard Ventures Corp., (the “issuer”) for the interim period ended September 30, 2011.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: November 29, 2011

“Jonathan Awde”
_______________________
Jonathan Awde
CEO, President

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

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Form 52-109FV2
Certification of interim filings - venture issuer basic certificate

I, Michael N. Waldkirch, CFO, Gold Standard Ventures Corp., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Gold Standard Ventures Corp., (the “issuer”) for the interim period ended September 30, 2011.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: November 29, 2011

“Michael Waldkirch”
_______________________
Michael N. Waldkirch
CFO

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

25